Exhibit 99.1

Article Summarizing Interview with Doulas M. Fambrough III, Ph.D., President and Chief Executive Officer of Dicerna, published by MedWatch on November 24, 2021.

Link: https://medwatch.com/News/Pharma___Biotech/article13496333.ece

Dicerna CEO explains how a desire to expand collaborations turned into a potential acquisition

Novo Nordisk’s possible billion-dollar takeover of US-based Dicerna, which was announced last week, stems from a suggestion to extend their partnership, CEO at Dicerna Douglas Fambrough tells MedWatch, and Novo Nordisk confirms.

BY CHRISTOPHER DUE KARLSSON, TRANSLATED BY DANIEL PEDERSEN

Published: 24.11.21 at 13:08

What could end up being Novo Nordisk’s biggest deal in recent times actually began as a wish to expand the collaboration with the US-based Dicerna around three months ago, says the latter company’s CEO Douglas Fambrough.

Last week, Novo Nordisk unveiled the potential acquisition deal to the public, saying that the takeover’s price tag would read USD 3.3bn.

“The initial suggestion was a larger collaboration, and those discussions evolved to be an acquisition. I’m not sure I can say much more about the process than that,” Fambrough tells MedWatch.

The Dicerna CEO says that Novo Nordisk’s President and CEO Lars Fruergaard Jørgensen was the one to reach out first, proposing an expansion to their mutual collaboration. Novo Nordisk has confirmed that this was indeed the case.

“We have been very pleased with the collaboration, which has already resulted in the development of two preclinical drug candidates. As a starting point, we were interested in a new and broader partnership with Dicerna. This is why we are satisfied that we have come to an agreement regarding the acquisition deal that we announced last week,” the company writes in an email to MedWatch.

Billion-dollar deal

Since 2019, the two companies have collaborated on developing potential RNA drugs – especially within the RNA interference (RNAi) area, which is a technology where specific genes are suppressed before they can produce proteins that contribute to disease progression.

As MedWatch has previously described, that partnership has yielded two preclinical candidates for further development. Both are within cardiometabolic diseases.

The original 2019 partnership deal between Dicerna and Novo Nordisk entailed the latter company paying an upfront payment of USD 175m with a further investment of USD 50m into Dicerna. Moreover, Novo Nordisk committed itself to annual costs and potential milestone payments, in addition to royalties on sales, all of which could have totaled many millions of dollars.

Novo Nordisk has in the past said that the partnership entailed preclinical drug candidates with over 30 different treatment targets within type 2 diabetes and the non-alcoholic fatty liver disease known as NASH.

“A good trade”

It is then safe to say that Dicerna and its shareholders are waving one potentially lucrative deal goodbye, as they prepare to be acquired by Novo Nordisk.

I think it’s a good trade to make. Instead of continuing

to roll the dice, so to speak, on the future

pharmaceutical development, I think it’s good for all the

stakeholders to be in the safe hands of Novo Nordisk.

Douglas Fambrough, CEO at Dicerna

The US-based biotech company and its CEO have judged the offer to be of value to the Dicerna and its shareholders, who have yet to receive the final takeover bid from Novo Nordisk. According to a report to the US authorities, however, the final offer will contain “a fair and generous price for the current value of Dicerna,” as Fambrough puts it.

“Those large sums of money in the future are high risk and may or may not have come to pass, whereas this transaction with Novo gives a very strong return to our shareholders and also ensures the future of the technology and the products,” he says.

Under the terms of the deal, Novo Nordisk has offered to pay USD 38.25 per Dicerna share. Following the announcement, Dicerna stock was up 80 percent compared to the closing price the day before.

“I think it’s a good trade to make. Instead of continuing to roll the dice, so to speak, on the future pharmaceutical development, I think it’s good for all the stakeholders to be in the safe hands of Novo Nordisk,” the Dicerna CEO says.

Several options

Fambrough also points out that Dicerna, which employs around 320 people today, could gain some economic and technological strength if it were to be acquired by Novo Nordisk, which employs around 47,000 people worldwide.

“I’m very excited by this acquisition for several reasons. For one, Novo has been a really good partner and I’m very comfortable with them as an organization. Number two, the technology that we practice, RNA interference, has tremendous potential to make new pharmaceuticals. Many more than we could do on our own as a small, independent company. And so, I’m glad to see a large, capable organization like Novo take it on, and I think they will get more out of the technology than we ever could,” he says, adding:

“Thirdly, Novo has some very interesting technologies inside of Novo that I think could be combined with Dicerna’s technology to further improve our RNA interference technology.”

Will function with some independence

Should Novo Nordisk prove successful in getting the US-based biotech company on board, the plan is for Dicerna to remain based in Lexington, Massachusetts, where it will function as a transformational research unit under the Danish pharmaceutical firm.

It’s our understanding that Dicerna will operate with

some independence, but I look forward to Dicerna

interacting broadly across Novo’s areas of therapeutic

interest and the various Novo sites around the globe.

Douglas Fambrough, CEO at Dicerna

This was the message from Marcus Schindler, executive vice president and chief scientific officer at Novo Nordisk, last week, when he spoke with MedWatch.

“It’s our understanding that Dicerna will operate with some independence, but I look forward to Dicerna interacting broadly across Novo’s areas of therapeutic interest and the various Novo sites around the globe,” Fambrough says.

Whether Dicerna gets to keep its name following the potential sale remains unknown as of now, a sentiment echoed by Novo’s Schindler last week.

According to last week’s press release from Novo Nordisk, the acquisition of Dicerna is expected to be completed in the fourth quarter of 2021.